As filed with the Securities and Exchange Commission on July 12, 2006
Registration No. 333-133231

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1 to
FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Gladstone Commercial Corporation
(Exact name of registrant as specified in its charter)

Maryland	02-068176
(State of Incorporation)	(I.R.S. Employer Identification No.)

1521 Westbranch Drive, Suite 200
McLean, Virginia 22102
(Address of principal executive offices)

2003 EQUITY INCENTIVE PLAN
(Full title of the plan)
David Gladstone
Chairman and Chief Executive Officer
Gladstone Commercial Corporation
1521 Westbranch Drive, Suite 200
McLean, Virginia 22102
(703) 287-5800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Thomas R. Salley, Esq.
Cooley Godward LLP
One Freedom Square
Reston Town Center
11951 Freedom Drive
Reston, Virginia 20190
(703) 456-8000

EXPLANATORY NOTE
     Gladstone Commercial Corporation (the “Company”) has prepared this post-effective amendment to registration statement (this “Amendment”) in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”).
     This Amendment amends the Company’s Registration Statement on Form S-8 (the “Original Registration Statement”), originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 12, 2006. This Amendment is being filed in order to include a reoffer prospectus.
     This Amendment contains two parts. Pursuant to the Note to Part I of Form S-8, the information relating to the Company’s 2003 Equity Incentive Plan, as amended (the “2003 Plan”) specified by Part I is not filed with the SEC, but documents containing such information have been or will be sent or given to employees, officers and directors as specified by Rule 428(b)(1) under the Securities Act. Such documents are not being filed with the SEC but constitute (along with the documents incorporated by reference in this Amendment pursuant to Item 3 of Part II hereof) a prospectus that meets the requirements of Section 10(a) of the Securities Act.
     Also included in Part I of this Amendment is a reoffer prospectus that the Company has prepared in accordance with Part I of Form S-3 under the Securities Act. The reoffer prospectus may be utilized for reofferings and resales by selling stockholders of up to 671,450 shares of common stock, $0.001 par value per share of the Company issued pursuant to the 2003 Plan. (In the event of a future anti-dilution adjustment relating to the common stock, the number of shares set forth in the reoffer prospectus will be appropriately adjusted.) Pursuant to Instruction C of Form S-8, the reoffer prospectus may be used for reoffers or resales of shares which are deemed to be “control securities” under the Securities Act that have been acquired by the selling stockholders identified in the reoffer prospectus. These securities may be reoffered and resold on a continuous or delayed basis in the future under Rule 415 under the Securities Act. The number of shares included in the reoffer prospectus represents the total number of shares that may be acquired by the selling stockholders upon exercise of options issued under the 2003 Plan and does not necessarily represent a present intention to sell all such shares.
     Part II of this Amendment contains information required in the registration statement pursuant to Part II of Form S-8.
PART I
INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS
     Pursuant to the Note to Part I of Form S-8, the information relating to the 2003 Plan specified by Part I is not filed with the SEC, but documents containing such information have been or will be sent or given to employees, officers and directors as specified by Rule 428(b)(1) under the Securities Act.

REOFFER PROSPECTUS
671,450 Shares
Gladstone Commercial Corporation
Common Stock
     This reoffer prospectus relates to 671,450 shares of common stock, $0.001 par value per share of Gladstone Commercial Corporation that may be offered for sale from time to time by the selling stockholders named herein or in a supplement to this reoffer prospectus. Each of the selling stockholders has acquired or may acquire the shares of common stock covered by this reoffer prospectus in connection with our 2003 Equity Incentive Plan, as amended, which we refer to in this reoffer prospectus as the 2003 Plan. We will not receive any proceeds from the sale of shares of common stock by any selling stockholder. However, we will receive the proceeds from the exercise by the selling stockholders of options granted under the 2003 Plan.
     The selling stockholders have advised us that the resale of their shares may be effected from time to time in one or more transactions on the Nasdaq Stock Market, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at prices otherwise negotiated. See “Plan of Distribution” for more information. To our knowledge, there presently are no arrangements or understandings, formal or informal, pertaining to the distribution of the shares of common stock covered by this reoffer prospectus. We have agreed to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration of these shares.
     Our common stock is traded on the Nasdaq Stock Market under the symbol “GOOD.” As of July 11, 2006, the last reported sales price for our common stock was $18.45.
     Additional information about Gladstone Commercial Corporation has been filed with the Securities and Exchange Commission and is available to the public without charge upon written or oral request. Such information is also available on the SEC’s website at www.sec.gov.
     We are externally managed by our Adviser, whose principal executive offices are located at 1521 Westbranch Road, Suite 200, McLean, Virginia 22102, and whose telephone number is (703) 287-5800.
     You should carefully consider the risks that we have described in “Risk Factors” beginning on page 8, together with all of the other information contained in this reoffer prospectus and any prospectus supplement, before making a decision to purchase our securities.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this reoffer prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
July 12, 2006

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference into this reoffer prospectus or any accompanying supplement to this reoffer prospectus. You must not rely upon any information or representation not contained or incorporated by reference into this reoffer prospectus as if we had authorized it. This reoffer prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this reoffer prospectus is accurate as of the date on its cover only. Our business, financial condition, results of operations and prospects may have changed since such date.
TABLE OF CONTENTS

Gladstone Commercial Corporation	3
Recent Developments	4
Available Information	6
Incorporation of Documents by Reference	6
Forward-Looking Statements	7
Risk Factors	8
Use of Proceeds	22
Selling Stockholders	23
Plan of Distribution	25
Legal Matters	27
Experts	27

PROSPECTUS SUMMARY
GLADSTONE COMMERCIAL CORPORATION
     You should read carefully the information set out in and incorporated by reference into this reoffer prospectus, including “Risk Factors.” Except where the context requires otherwise, when we use the terms “we,” “our,” “us,” the “Company” and the “REIT,” we are referring solely to Gladstone Commercial Corporation and its wholly-owned subsidiaries Gladstone Commercial Limited Partnership, Gladstone Commercial Partners, LLC, GCLP Business Trust I, GCLP Business Trust II, Gladstone Lending LLC and Gladstone Commercial Advisers, Inc. References to the “Operating Partnership” are to Gladstone Commercial Limited Partnership, a Delaware limited partnership, which we control through our ownership of GCLP Business Trust II, the general partner of the Operating Partnership, and of GCLP Business Trust I, which currently holds all of the limited partnership units of our Operating Partnership. When we use the term “Adviser,” we are referring to our Adviser, Gladstone Management Corporation. The Operating Partnership is also the sole member of Gladstone Lending LLC, which we refer to herein as “Gladstone Lending.” Gladstone Lending is a Delaware limited liability company created to hold all real estate mortgage loans extended by the Operating Partnership.
     We are a real estate investment trust, or REIT, that was incorporated under the General Corporation Laws of the State of Maryland on February 14, 2003, and we completed our initial public offering on August 12, 2003. We seek to invest in and own net leased industrial and commercial real property and selectively make long-term industrial and commercial mortgage loans. As of June 30, 2006 we owned 35 properties totaling approximately 4.1 million square feet, located in 15 states and in Canada. These properties consist primarily of office, warehouse, industrial, commercial and manufacturing facilities which we are leasing to tenants under triple net leases ranging from 5 to 20 years. As of June 30, 2006 we also held two mortgage loans.
     We conduct substantially all of our activities through, and all of our properties are held directly or indirectly by, the Operating Partnership. We control the Operating Partnership through our ownership of GCLP Business Trust II, the general partner of the Operating Partnership, and of GCLP Business Trust I, which currently holds all of the limited partnership units of our Operating Partnership. We expect the Operating Partnership to issue limited partnership units from time to time in exchange for industrial and commercial real property. By structuring our acquisitions in this manner, the sellers of the real estate will generally be able to defer the realization of gains until they redeem the limited partnership units. Limited partners who hold limited partnership units in the Operating Partnership will be entitled to redeem these units for cash or, at our election, shares of our common stock on a one-for-one basis at any time. Whenever we issue common stock for cash, we will be obligated to contribute any net proceeds we receive from the sale of the stock to the Operating Partnership and the Operating Partnership will, in turn, be obligated to issue an equivalent number of limited partnership units to us. The Operating Partnership will distribute the income it generates from its operations to Gladstone Commercial Partners, LLC and its limited partners, including us, on a pro rata basis. We will, in turn, distribute the amounts we receive from the Operating Partnership to our stockholders in the form of monthly cash distributions. We have historically operated, and continue to operate, so as to qualify as a REIT for federal tax purposes, thereby generally avoiding federal and state income taxes on the distributions we make to our stockholders.
     The Operating Partnership is also the sole member of Gladstone Lending. Gladstone Lending is a Delaware limited liability company formed on January 27, 2004 and was created to hold all real estate mortgage loans extended by the Operating Partnership.
Our Investment Strategy
     Our principal investment objectives are to generate income from rental properties and, to a lesser extent, mortgage loans, which we will use to fund our continuing operations and to pay out monthly cash distributions to our stockholders. We will seek to grow the distribution to stockholders over time, and to increase the value of our common stock. Our primary strategy to achieve our investment objectives is to invest in and own a diversified portfolio of leased industrial and commercial real estate that we believe will produce stable cash flow and increase in value. We expect to sell some of our real estate assets from time to time when our Adviser determines that doing so would be advantageous to us and our stockholders. We also expect to occasionally make mortgage loans secured by income-producing commercial or industrial real estate, which loans may have some form of equity participation. Additionally, we may purchase mortgage-backed securities, including mortgage pass-through certificates, collateralized mortgage obligations and other securities representing interests in or obligations backed by pools of mortgage loans.

     Our strategy includes the use of leverage so that we may make more investments than would otherwise be possible in order to maximize potential returns to stockholders. Our board of directors has adopted a policy that our aggregate borrowing will not result in a total debt to total equity ratio greater than 2 to 1, however, our board may change this ratio in the future. We are not otherwise limited with respect to the amount of leverage that we may use for the acquisition of any specific property, however, our existing line of credit agreement currently limits our aggregate borrowings to a total debt to equity ratio of 1.75 to 1. We intend to use non-recourse financing that will allow us to limit our loss exposure on any property to the amount of equity invested in that property. In February 2005, we entered into an agreement with a syndicate of banks for a short-term line of credit of up to $50 million, which has subsequently been amended to increase the line of credit to $75 million. Some of our investments may also be made through joint ventures that would permit us to own interests in large properties without restricting the diversity of our portfolio.
     We expect that the vast majority of our investments will be structured as net leases, but if a net lease would have an adverse impact on a potential tenant, or would otherwise be inappropriate for us, we may structure our investment as a mortgage loan. We anticipate that acquired property will be either improved or, if under development, near completion. Although our investments are not restricted as to geographical areas, we expect that most of our investments in real estate will be made within the continental United States. However, to date, we have invested in two properties in Canada.
About Gladstone Management Corporation
     We are externally managed by our Adviser, Gladstone Management Corporation, which is led by a management team with extensive experience in our lines of business. Gladstone Management is controlled by David Gladstone, our chairman and chief executive officer. Mr. Gladstone is also the chairman and chief executive officer of our Adviser. Terry Lee Brubaker, our vice chairman, chief operating officer and director, is also a member of the board of directors of Gladstone Management and its president and chief operating officer. George Stelljes III, our president, chief investment officer and director, is a member of the board of directors of Gladstone Management and its president and chief investment officer. Harry Brill, our chief financial officer, is the chief financial officer of Gladstone Management.
     Gladstone Management also provides investment advisory and administrative services to our affiliates Gladstone Capital Corporation and Gladstone Investment Corporation, both publicly traded business development companies; and Gladstone Land Corporation, an agricultural real estate company owned by Mr. Gladstone. All of our directors and executive officers serve as either directors or executive officers, or both, of Gladstone Capital Corporation and Gladstone Investment Corporation. In the future, Gladstone Management may provide investment advisory and administrative services to other funds, both public and private, of which it is the sponsor.
     We have been externally managed by our Adviser pursuant to an investment advisory and administrative agreement since October 2004 (the “Existing Agreement”). Gladstone Management was organized as a corporation under the laws of the State of Delaware on July 2, 2002, and is a registered investment adviser under the Investment Advisers Act of 1940, as amended. Gladstone Management is headquartered in McLean, Virginia, a suburb of Washington, DC, and has offices in New York, New York, Chicago, Illinois, Pittsburgh, Pennsylvania, Morristown, New Jersey, Lexington, Kentucky and Dallas, Texas.
RECENT DEVELOPMENTS
Approval of Amended and Restated Investment Advisory Agreement and Administration Agreement
     On May 24, 2006, our stockholders approved an amended and restated investment advisory agreement with our Adviser (the “Proposed Agreement”) and an administration agreement (the “Administration Agreement”) with Gladstone Administration, LLC, a wholly-owned subsidiary of the Adviser. Generally, the Proposed Agreement provides for an annual base management fee equal to 2% of our total stockholders’ equity (less the recorded value of any preferred stock) and an incentive fee based on our funds from operations (“FFO”), which would reward the Adviser if our quarterly FFO (before giving effect to any incentive fee) exceeds 1.75% (7% annualized) of our total stockholders’ equity (less the recorded value of any preferred stock).

     FFO is a relative non- Generally Accepted Accounting Principles in the United States (“GAAP”) supplemental measure of operating performance of an equity real estate investment trust (“REIT”) developed by the National Association of Real Estate Investment Trusts (“NAREIT”) in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO, as defined by NAREIT, is net income or net loss (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income or net loss), and should not be considered an alternative to either net income or net loss as an indication of our performance, or to cash flow from operations as a measure of liquidity or ability to make distributions.
     The Proposed Agreement will not be implemented until all of our stock options are either exercised or terminated and our 2003 Equity Incentive Plan, as amended, which we refer to in this Amendment as the “2003 Plan,” is terminated. If the Proposed Agreement is implemented, we will also implement the Administration Agreement, pursuant to which we would be responsible for our pro rata portion of Gladstone Administration’s overhead expenses in performing its obligations under the Administration Agreement, including rent, and our share of the costs of our chief financial officer, chief compliance officer, controller, and their respective staffs.
     The Proposed Agreement and the Administration Agreement will become effective upon the later of (i) January 1, 2007, or (ii) the first day of the first fiscal quarter following the date that all existing stock options are exercised or terminated. The Proposed Agreement and Administration Agreement will not become effective as long as the 2003 Plan is in effect or as long as there are any outstanding stock options. Our current agreement with the Adviser will continue in effect until these new agreements become effective. The fees payable under the Proposed Agreement (including incentive fees) may be higher than those payable under the Existing Agreement. However, because of the termination of the 2003 Plan and the exercise or termination of all outstanding options, any future appreciation in our stock price and the payment of dividends would inure to the benefit of all of our stockholders, who would also no longer face the potential dilutive effect of options under the 2003 Plan.
     The same individuals who manage our portfolio would continue to manage the portfolio under the Proposed Agreement and, although the administrative services would be provided pursuant to a separate Administration Agreement, we do not expect that our stockholders would notice any change or diminution in services because of this organizational separation.
Acceleration of Vesting of 2003 Plan Options
     Effective July 11, 2006, our board of directors acted to accelerate the vesting of all unvested options under the 2003 Plan, which resulted in the early vesting of 31,000 unvested options.
Offer to Amend Options
     On July 11, 2006, the Company’s Board of Directors approved an offer to current stock option holders to amend the terms of all outstanding stock options under the 2003 Plan to accelerate the contractual expiration date of these options to December 31, 2006. The offer is conditioned upon the acceptance by 100% of the current stock option holders. If the offer is accepted by 100% of the current stock option holders, then, effective January 1, 2007, the Company will implement the Proposed Agreement and the Administration Agreement, and the Existing Agreement will terminate.

Recent Acquisitions and Dispositions
     On May 10, 2006, we acquired an 114,100 square foot office building in Burnsville, Minnesota for approximately $14.1 million, including transaction costs, which was funded using borrowings from our line of credit. At closing, we were assigned the previously existing triple net lease with the sole tenant, which had a remaining term of approximately four years, and concurrently with the closing the tenant exercised its first renewal option for an additional five years to the original lease term. The tenant also has two remaining options to extend the lease for an additional period of five years each. The lease provides for annual rents of approximately $1.2 million in 2007, with prescribed escalations thereafter.
     On June 30, 2006, we acquired an 125,692 square foot office building in Menomonee Falls, Wisconsin for approximately $8.0 million, including transaction costs, which was funded using borrowings from our line of credit. At closing, we extended a ten year triple net lease with the sole tenant, and the tenant has three options to extend the lease for additional periods of ten years each. The lease provides for annual rents of approximately $0.7 million in 2007, with prescribed escalations thereafter.
AVAILABLE INFORMATION
     We are required by federal securities laws to file reports, proxy statements and other information with the U.S. Securities and Exchange Commission, or “SEC,” under the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.” Such reports, proxy statements and other information, as well as the registration statement of which this re-offer prospectus is a part and the exhibits and schedules thereto, can be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy statements and other information regarding registrants, including us, that file such information electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov. Copies of such material may also be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.
     We have filed with the SEC a Registration Statement on Form S-8 under the Securities Act, with respect to the securities offered by the selling stockholders by this reoffer prospectus. The reoffer prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement, including amendments, exhibits and schedules. Statements made in or incorporated by reference into this reoffer prospectus about the contents of any contract or other document are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed, or incorporated by reference, as an exhibit to the registration statement, and each such statement is qualified in all respects by this reference.
INCORPORATION OF DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” information into this reoffer prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this reoffer prospectus, except for any information superseded by information in this reoffer prospectus or a document subsequently filed by us. This reoffer prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial and operating performance.

Filings of Gladstone Commercial Corporation	Date(s) of Filing
Annual Report on Form 10-K for the fiscal year ended December 31, 2005	February 28, 2006
Quarterly Report on Form 10-Q for the quarter ended March 31, 2006	May 2, 2006
Current Reports on Form 8-K	January 19, 2006, February 1, 2006, February 24, 2006, March 22, 2006, April 13, 2006 and June 30, 2006

     We also incorporate by reference the description of our common stock contained in our Registration Statement on Form 8-A (Registration No. 0-50363) filed with the SEC pursuant to Section 12 of the Exchange Act on August 12, 2003 and as updated in any amendment or report filed for such purpose. In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering, shall be deemed to be incorporated by reference into this reoffer prospectus. Copies of these filings, excluding all exhibits (unless the exhibit has been specifically incorporated into this reoffer prospectus), are available from us, at no cost, by writing or telephoning us at:
Gladstone Commercial Corporation
1521 Westbranch Drive, Suite 200
McLean, Virginia 22102
(703) 287-5800
Attn: Investor Relations
FORWARD-LOOKING STATEMENTS
     All statements contained or incorporated by reference in this reoffer prospectus, other than historical facts, may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. These statements may relate to, among other things, future events or our future performance or financial condition. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “believe,” “will,” “provided,” “anticipate,” “future,” “could,” “growth,” “plan,” “intend,” “expect,” “should,” “would,” “if,” “seek,” “possible,” “potential”, “likely” or the negative of such terms or comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others:
•	the loss of any of our key employees, such as Mr. David Gladstone, our chairman and chief executive officer, Mr. Terry Lee Brubaker, our president and chief operating officer, or Mr. George Stelljes III, our executive vice president and chief investment officer;

•	general volatility of the capital markets and the market price of our securities;

•	risks associated with negotiation and consummation of pending and future transactions;

•	changes in our business strategy;

•	availability, terms and deployment of capital, including the ability to maintain and borrow under our existing credit facility, arrange for long-term mortgages on our properties, secure one or more additional long-term credit facilities, and to raise equity capital;

•	availability of qualified personnel;

•	changes in our industry, interest rates, exchange rates or the general economy; and

•	the degree and nature of our competition.
     We caution readers not to place undue reliance on any such forward-looking statements, which are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this reoffer prospectus.

RISK FACTORS
     The purchase of our securities involves a number of significant risks and other factors relating to our structure and investment objectives. As a result, we cannot assure you that we will achieve our investment objectives. You should consider carefully the following information along with the more detailed information contained in the documents incorporated by reference into this reoffer prospectus before making an investment in our securities.
We are a relatively new company with little operating history and may not be able to operate successfully.
     We were incorporated in February 2003, and, as a result, we are subject to all of the business risks and uncertainties associated with any new business enterprise. Our failure to operate successfully or profitably or accomplish our investment objectives could have a material adverse effect on our ability to generate cash flow to make distributions to our stockholders, and the value of an investment in our securities may decline substantially or be reduced to zero.
We are not currently able to set a consistent distribution rate, and the distribution rate we fix in the future may have an adverse effect on the market price for our common stock.
     Because we are relatively newly organized, we currently do not have the ability to predict with any certainty the amount of our future cash flows or our distribution rate. We declared monthly distributions of $0.12 per share of common stock for the three months ended March 31, 2006. For the year ended December 31, 2005, we declared monthly distributions of $0.06 per share of common stock for the three months ended March 31, 2005, $0.08 per share of common stock for both the three months ended June 30, 2005 and September 30, 2005, and $0.10 per share of common stock for the three months ended December 31, 2005, or a total of $0.96 for the entire year. Our future distribution rate will depend entirely on the timing and amount of rent and mortgage payments from our investments. Our failure to make investments at acceptable rates of return could result in our fixing a distribution rate that is not competitive with alternative investments, which could adversely affect the market price of our common stock.
Highly leveraged tenants or borrowers may be unable to pay rent or make mortgage payments, which could adversely affect our cash available to make distributions to our stockholders.
     Some of our tenants or borrowers may have been recently restructured using leverage or been acquired in a leveraged transaction. Tenants or borrowers that are subject to significant debt obligations may be unable to make their rent or mortgage payments if there are adverse changes to their businesses or economic conditions. Tenants that have experienced leveraged restructurings or acquisitions will generally have substantially greater debt and substantially lower net worth than they had prior to the leveraged transaction. In addition, the payment of rent and debt service may reduce the working capital available to leveraged entities and prevent them from devoting the resources necessary to remain competitive in their industries. In situations where management of the tenant or borrower will change after a transaction, it may be difficult for our Adviser to determine with certainty the likelihood of the tenant’s or borrower’s business success and of its ability to pay rent or make mortgage payments throughout the lease or loan term. These companies generally are more vulnerable to adverse economic and business conditions, and increases in interest rates.
     Leveraged tenants and borrowers are more susceptible to bankruptcy than unleveraged tenants. Bankruptcy of a tenant or borrower could cause:
•	the loss of lease or mortgage payments to us;

•	an increase in the costs we incur to carry the property occupied by such tenant;

•	a reduction in the value of our securities; or

•	a decrease in distributions to our stockholders.

     Under bankruptcy law, a tenant who is the subject of bankruptcy proceedings has the option of continuing or terminating any unexpired lease. If a bankrupt tenant terminates a lease with us, any claim we might have for breach of the lease (excluding a claim against collateral securing the claim) will be treated as a general unsecured claim. Our claim would likely be capped at the amount the tenant owed us for unpaid rent prior to the bankruptcy unrelated to the termination, plus the greater of one year’s lease payments or 15% of the remaining lease payments payable under the lease (but no more than three years’ lease payments). In addition, due to the long-term nature of our leases and terms providing for the repurchase of a property by the tenant, a bankruptcy court could re-characterize a net lease transaction as a secured lending transaction. If that were to occur, we would not be treated as the owner of the property, but might have additional rights as a secured creditor.
Our real estate investments may include special use and single tenant properties that may be difficult to sell or re-lease upon tenant defaults or early lease terminations.
     We focus our investments on commercial and industrial properties, a number of which include manufacturing facilities, special use storage or warehouse facilities and special use single tenant properties. These types of properties are relatively illiquid compared to other types of real estate and financial assets. This illiquidity will limit our ability to quickly change our portfolio in response to changes in economic or other conditions. With these properties, if the current lease is terminated or not renewed or, in the case of a mortgage loan, if we take such property in foreclosure, we may be required to renovate the property or to make rent concessions in order to lease the property to another tenant or sell the property. In addition, in the event we are forced to sell the property, we may have difficulty selling it to a party other than the tenant or borrower due to the special purpose for which the property may have been designed. These and other limitations may affect our ability to sell or re-lease properties without adversely affecting returns to our stockholders.
The inability of a tenant in a single tenant property to pay rent will reduce our revenues.
     Since most of our properties are occupied by a single tenant, the success of our investments will be materially dependent on the financial stability of these tenants. Lease payment defaults by these tenants could adversely affect our cash flows and cause us to reduce the amount of distributions to stockholders. In the event of a default by a tenant, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a lease is terminated, there is no assurance that we will be able to lease the property for the rent previously received or sell the property without incurring a loss.
Our business strategy relies heavily on external financing, which may expose us to risks associated with leverage such as restrictions on additional borrowing and payment of distributions, risks associated with balloon payments, and risk of loss of our equity upon foreclosure.
     Our current business strategy contemplates the use of leverage so that we may make more investments than would otherwise be possible in order to maximize potential returns to stockholders. If the income generated by our properties and other assets fails to cover our debt service, we could be forced to reduce or eliminate distributions to our stockholders and may experience losses. We may borrow on a secured or unsecured basis. Neither our articles of incorporation nor our bylaws impose any limitation on borrowing on us. Our board of directors has adopted a policy that our aggregate borrowing will not result in a total debt to total equity ratio greater than 2 to 1. This coverage ratio means that, for each dollar of equity we have, we can incur up to two dollars of debt. Our board of directors may change this policy at any time, however, our existing line of credit agreement only permits aggregate borrowings that will result in a total debt to equity ratio of not greater than 1.75 to 1.
     Our ability to achieve our investment objectives will be affected by our ability to borrow money in sufficient amounts and on favorable terms. We expect that we will borrow money that will be secured by our properties and that these financing arrangements will contain customary covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. In addition, our short-term line of credit contains, and any other credit facility we might enter into is likely to contain certain customary restrictions, requirements and other limitations on our ability to incur indebtedness, and will specify debt ratios that we will be required to maintain. Accordingly, we may be unable to obtain the degree of leverage we believe to be optimal, which may cause us to have less cash for distribution to stockholders than we would have with an optimal amount of leverage. Our use of leverage could also make us more vulnerable to a downturn in our business or the economy generally. There is also a risk that a significant increase in the ratio of our indebtedness to the measures of asset value used by financial analysts may have an adverse effect on the market price of our common stock.

     Some of our debt financing arrangements may require us to make lump-sum or “balloon” payments at maturity. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or to sell the financed property. At the time the balloon payment is due, we may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment, which could adversely affect the amount of distributions to our stockholders.
     We intend to acquire additional properties by using our $75 million short-term line of credit established in February, 2005, as amended in July of 2005 and in March of 2006 and by continuing to seek long-term financing, where we will borrow all or a portion of the purchase price of a potential acquisition and securing the loan with a mortgage on some or all of our existing real property. To date we have obtained approximately $123 million in long-term financing, which we have used to acquire additional properties. If we are unable to make our debt payments as required, a lender could foreclose on the property securing its loan. This could cause us to lose part or all of our investment in such property which in turn could cause the value of our securities or the amount of distributions to our stockholders to be reduced.
We are subject to certain risks associated with real estate ownership and lending which could reduce the value of our investments.
     Our investments include net leased industrial and commercial property and mortgage loans secured by industrial and commercial real estate. Our performance, and the value of our investments, is subject to risks incident to the ownership and operation of these types of properties, including:
•	changes in the general economic climate;

•	changes in local conditions such as an oversupply of space or reduction in demand for real estate;

•	changes in interest rates and the availability of financing;

•	competition from other available space; and

•	changes in laws and governmental regulations, including those governing real estate usage, zoning and taxes.
Competition for the acquisition of real estate may impede our ability to make acquisitions or increase the cost of these acquisitions, which could adversely affect our operating results and financial condition.
     We compete for the acquisition of properties with many other entities engaged in real estate investment activities, including financial institutions, institutional pension funds, other REITs, other public and private real estate companies and private real estate investors. These competitors may prevent us from acquiring desirable properties or may cause an increase in the price we must pay for real estate. Our competitors may have greater resources than we do, and may be willing to pay more for certain assets or may have a more compatible operating philosophy with our acquisition targets. In particular, larger REITs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase, resulting in increased demand and increased prices paid for these properties. If we pay higher prices for properties, our profitability may decrease, and you may experience a lower return on your investment. Increased competition for properties may also preclude us from acquiring properties that would generate attractive returns to us.

Most of our tenants are small and medium size businesses, which exposes us to additional risks unique to these entities.
     Leasing real property or making mortgage loans to small and medium-sized businesses exposes us to a number of unique risks related to these entities, including the following:
•	Small and medium-sized businesses may have limited financial resources and may not be able to make their lease or mortgage payments. A small or medium-sized tenant or borrower is more likely to have difficulty making its lease or mortgage payments when it experiences adverse events, such as the failure to meet its business plan, a downturn in its industry or negative economic conditions.

•	Small and medium-sized businesses typically have narrower product lines and smaller market shares than large businesses. Because our target tenants and borrowers are smaller businesses, they will tend to be more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. In addition, our target tenants and borrowers may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing and other capabilities and a larger number of qualified managerial and technical personnel.

•	There is generally little or no publicly available information about our target tenants and borrowers. Many of our tenants and borrowers are likely to be privately owned businesses, about which there is generally little or no publicly available operating and financial information. As a result, we will rely on our Adviser to perform due diligence investigations of these tenants and borrowers, their operations and their prospects. We may not learn all of the material information we need to know regarding these businesses through our investigations.

•	Small and medium-sized businesses generally have less predictable operating results. We expect that many of our tenants and borrowers may experience significant fluctuations in their operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive positions, may otherwise have a weak financial position or may be adversely affected by changes in the business cycle. Our tenants and borrowers may not meet net income, cash flow and other coverage tests typically imposed by their senior lenders. The failure of a tenant or borrower to satisfy financial or operating covenants imposed by senior lenders could lead to defaults and, potentially, foreclosure on credit facilities, which could additionally trigger cross-defaults in other agreements. If this were to occur, it is possible that the ability of the tenant or borrower to make required payments to us would be jeopardized.

•	Small and medium-sized businesses are more likely to be dependent on one or two persons. Typically, the success of a small or medium-sized business also depends on the management talents and efforts of one or two persons or a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on our tenant or borrower and, in turn, on us.

•	Small and medium-sized businesses may have limited operating histories. While we intend to target as tenants and borrowers stable companies with proven track records, we may lease properties or lend money to new companies that meet our other investment criteria. Tenants or borrowers with limited operating histories will be exposed to all of the operating risks that new businesses face and may be particularly susceptible to, among other risks, market downturns, competitive pressures and the departure of key executive officers.
We may not have funding for future tenant improvements.
     When a tenant at one of our properties does not renew its lease or otherwise vacates its space in one of our buildings, it is likely that, in order to attract one or more new tenants, we will be required to expend substantial funds for tenant improvements and tenant refurbishments to the vacated space. We cannot assure you that we will have sufficient sources of funding available to us for such purposes in the future.

Because we must distribute a substantial portion of our net income to qualify as a REIT, we will be largely dependent on third-party sources of capital to fund our future capital needs.
     To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our taxable income each year, excluding capital gains. Because of this distribution requirement, it is not likely that we will be able to fund a significant portion of our future capital needs, including property acquisitions, from retained earnings. Therefore, we will likely rely on public and private debt and equity capital to fund our business. This capital may not be available on favorable terms or at all. Our access to additional capital depends on a number of things, including the market’s perception of our growth potential and our current and potential future earnings. Moreover, additional debt financings may substantially increase our leverage.
Our real estate portfolio is concentrated in a limited number of properties, which subjects us to an increased risk of significant loss if any property declines in value or if we are unable to lease a property.
     At June 30, 2006, we owned 35 properties and held 2 mortgage loans. To the extent we are able to leverage such investments, we will acquire additional properties with the proceeds of borrowings, subject to our debt policy. A consequence of a limited number of investments is that the aggregate returns we realize may be substantially adversely affected by the unfavorable performance of a small number of leases or mortgage loans or a significant decline in the value of any property. In addition, while we do not intend to invest 20% or more of our total assets in a particular property at the time of investment, it is possible that, as the values of our properties change, one property may comprise in excess of 20% of the value of our total assets. Lack of diversification will increase the potential that a single under-performing investment could have a material adverse effect on our cash flow and the price we could realize from the sale of our properties.
Liability for uninsured losses could adversely affect our financial condition.
     Losses from disaster-type occurrences (such as wars or earthquakes) may be either uninsurable or not insurable on economically viable terms. Should an uninsured loss occur, we could lose our capital investment or anticipated profits and cash flow from one or more properties.
Potential liability for environmental matters could adversely affect our financial condition.
     Our purchase of industrial and commercial properties subjects us to the risk of liabilities under federal, state and local environmental laws. Some of these laws could subject us to:
•	responsibility and liability for the cost of removal or remediation of hazardous substances released on our properties, generally without regard to our knowledge of or responsibility for the presence of the contaminants;

•	liability for the costs of removal or remediation of hazardous substances at disposal facilities for persons who arrange for the disposal or treatment of these substances; and

•	potential liability for common law claims by third parties for damages resulting from environmental contaminants.
     We generally include provisions in our leases making tenants responsible for all environmental liabilities and for compliance with environmental regulations, and requiring tenants to reimburse us for damages or costs for which we have been found liable. However, these provisions will not eliminate our statutory liability or preclude third party claims against us. Even if we were to have a legal claim against a tenant to enable us to recover any amounts we are required to pay, there are no assurances that we would be able to collect any money from the tenant. Our costs of investigation, remediation or removal of hazardous substances may be substantial. In addition, the presence of hazardous substances on one of our properties, or the failure to properly remediate a contaminated property, could adversely affect our ability to sell or lease the property or to borrow using the property as collateral.
     We obtain environmental site assessments (ESAs) on all of our properties at the time of acquisition. The ESAs are intended to identify potential environmental contamination. The ESAs include a historical review of the property, a review of certain public records, a preliminary investigation of the site and surrounding properties, screening for the presence of hazardous substances and underground storage tanks, and the preparation and issuance of a written report.

     The ESAs that we have obtained have not revealed any environmental liability or compliance concerns that we believe would have a material adverse effect on our business, assets, results of operations or liquidity, nor are we aware of any such liability. Nevertheless, it is possible that these ESAs do not reveal all environmental liabilities or that there are material environmental liabilities or compliance concerns that we are not aware of. Moreover, we cannot assure you that (i) future laws, ordinances or regulations will not impose material environmental liability, or (ii) the current environmental condition of a property will not be affected by the condition of properties in the vicinity of the property (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.
Our potential participation in joint ventures creates additional risk.
     We may participate in joint ventures or purchase properties jointly with other unaffiliated entities. There are additional risks involved in these types of transactions. These risks include the potential of our joint venture partner becoming bankrupt or our economic or business interests diverging. These diverging interests could, among other things, expose us to liabilities of the joint venture in excess of our proportionate share of these liabilities. The partition rights of each owner in a jointly owned property could reduce the value of each portion of the divided property.
Net leases may not result in fair market lease rates over time.
     We expect a large portion of our rental income to come from net leases and, net leases frequently provide the tenant greater discretion in using the leased property than ordinary property leases, such as the right to freely sublease the property, to make alterations in the leased premises and to terminate the lease prior to its expiration under specified circumstances. Further, net leases are typically for longer lease terms and, thus, there is an increased risk that contractual rental increases in future years will fail to result in fair market rental rates during those years. As a result, our income and distributions to our stockholders could be lower than it would otherwise be if we did not engage in net leases.
Failure to hedge effectively against interest rate changes may adversely affect our results of operations.
     We may experience interest rate volatility in connection with mortgage loans on our properties or other variable-rate debt that we may obtain from time to time. We currently have two variable rate loans, certain of our leases contain escalations based on market interest rates, and the interest rate on our existing line of credit is variable. We mitigate this risk by structuring such provisions to contain a minimum interest rate or escalation rate, as applicable. We are also exposed to the effects of interest rate changes as a result of the holding of our cash and cash equivalents in short-term, interest-bearing investments. A significant change in interest rates could have an adverse impact on the results of our operations.
     We may seek to mitigate our exposure to changing interest rates by using interest rate hedging arrangements such as interest rate swaps and caps. These derivative instruments involve risk and may not be effective in reducing our exposure to interest rate changes. Risks inherent in derivative instruments include the risk that counter-parties to derivative contracts may be unable to perform their obligations, the risk that interest rates move in a direction contrary to, or move slower than the period contemplated by, the direction or time period that the derivative instrument is designed to cover, and the risk that the terms of such instrument will not be legally enforceable. While we intend to design our hedging strategies to protect against movements in interest rates, derivative instruments that we are likely to use may also involve immediate costs, which could reduce our cash available for distribution to our stockholders. Likewise, ineffective hedges, as well as the occurrence of any of the risks inherent in derivatives, could adversely affect our reported operating results or reduce your overall investment returns. To date we have not entered into any derivative contracts, however certain of our mortgage loans and properties have embedded derivatives in the form of interest rate floors and ceilings. Our Adviser and our board of directors will review each of our derivative contracts we enter into and periodically evaluate their effectiveness against their stated purposes.

Foreign currency fluctuations may adversely affect our results of operations.
     We have purchased two properties in Canada, and the monthly rental payments on these properties are received in Canadian dollars. In an effort to mitigate the risk of foreign currency rate fluctuations, we have secured loans on the real estate properties in which the mortgage payments are denominated in Canadian dollars. While we have attempted to minimize the exchange rate risk, we are still exposed to fluctuations in the exchange rate, as we have to convert the payments into US dollars at each transaction date and value the cash, deferred rent asset, and mortgage notes related to the Canadian properties for the exchange rate at each balance sheet date.
Our success depends on the performance of our Adviser and if our Adviser makes inadvisable investment or management decisions, our operations could be materially adversely impacted.
     Our ability to achieve our investment objectives and to pay distributions to our stockholders is dependent upon the performance of our Adviser in evaluating potential investments, selecting and negotiating property purchases and dispositions and mortgage loans, selecting tenants and borrowers, setting lease or mortgage loan terms and determining financing arrangements. Our stockholders have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments and must rely entirely on the analytical and management abilities of our Adviser and the oversight of our board of directors. If our Adviser or our board of directors makes inadvisable investment or management decisions, our operations could be materially adversely impacted.
We may have conflicts of interest with our Adviser and other affiliates.
     Our Adviser manages our business and locates, evaluates, recommends and negotiates the acquisition of our real estate investments. At the same time, our advisory agreement permits our Adviser to conduct other commercial activities and provide management and advisory services to other entities, including Gladstone Capital Corporation, Gladstone Investment Corporation, and Gladstone Land Corporation, an entity affiliated with our chairman David Gladstone. Moreover, all of our officers and directors are also officers and directors of Gladstone Capital Corporation and Gladstone Investment Corporation, which actively make loans to and invest in small and medium-sized companies. As a result, we may from time to time have conflicts of interest with our Adviser in its management of our business and with Gladstone Capital and Gladstone Investment, which may arise primarily from the involvement of our Adviser, Gladstone Capital, Gladstone Investment, Gladstone Land and their affiliates in other activities that may conflict with our business. Examples of these potential conflicts include:
•	our Adviser may realize substantial compensation on account of its activities on our behalf;

•	we may experience competition with our affiliates for financing transactions; and

•	our Adviser may earn fee income from our borrowers or tenants; and

•	our Adviser and other affiliates such as Gladstone Capital, Gladstone Investment and Gladstone Land could compete for the time and services of our officers and directors.
     These and other conflicts of interest between us and our Adviser and other affiliates could have a material adverse effect on the operation of our business and the selection or management of our real estate investments.
Our financial condition and results of operations depend on our Adviser’s ability to effectively manage our future growth.
     Our ability to achieve our investment objectives depends on our ability to sustain continued growth, which, in turn, depends on our Adviser’s ability to find, select and negotiate property purchases, net leases and mortgage loans that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of our Adviser’s marketing capabilities, management of the investment process, ability to provide competent, attentive and efficient services and our access to financing sources on acceptable terms. As we grow, our Adviser may be required to hire, train, supervise and manage new employees. Our Adviser’s failure to effectively manage our future growth could have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon our key management personnel for our future success, particularly David Gladstone, Terry Lee Brubaker and George Stelljes III.
     We are dependent on our senior management and other key management members to carry out our business and investment strategies. Our future success depends to a significant extent on the continued service and coordination of our senior management team, particularly David Gladstone, our chairman and chief executive officer, Terry Lee Brubaker, our president and chief operating officer, and George Stelljes III, our executive vice president and chief investment officer, all of whom are subject to an employment agreement with our Advisor. The departure of any of our executive officers or key employees could have a material adverse effect on our ability to implement our business strategy and to achieve our investment objectives.
Our rights and the rights of our stockholders to recover claims against our independent directors are limited, which could reduce our recovery and our stockholders’ recovery against them if they negligently cause us to incur losses.
     Maryland law provides that a director has no liability in that capacity if he performs his duties in good faith, in a manner he reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter provides that no independent director shall be liable to us or our stockholders for monetary damages and that we will generally indemnify them for losses unless they are deliberately dishonest or engage in intentionally wrongful, willful or malicious acts. As a result, we and our stockholders may have more limited rights against our independent directors than might otherwise exist under common law, which could reduce their and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees and agents) in some cases.
The limit on the number of shares of our capital stock a person may own may discourage a takeover.
     Primarily to facilitate maintenance of our qualification as a REIT, our articles of incorporation prohibit ownership of more than 9.8% of the outstanding shares of our capital stock by one person. This restriction may discourage a change of control and may deter individuals or entities from making tender offers for our capital stock, which offers might otherwise be financially attractive to our stockholders or which might cause a change in our management.
Certain provisions of Maryland law could restrict a change in control.
     Certain provisions of Maryland law applicable to us prohibit business combinations with:
•	any person who beneficially owns 10% or more of the voting power of our common stock, referred to as an “interested stockholder;”

•	an affiliate of ours who, at any time within the two-year period prior to the date in question, was an interested stockholder; or

•	an affiliate of an interested stockholder.
     These prohibitions last for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any business combination with the interested stockholder must be recommended by our board of directors and approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of our outstanding shares of common stock and two-thirds of the votes entitled to be cast by holders of our common stock other than shares held by the interested stockholder. These requirements could have the effect of inhibiting a change in control even if a change in control were in our stockholders’ interest. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by our board of directors prior to the time that someone becomes an interested stockholder.

Our staggered director terms could deter takeover attempts and adversely impact the price of our common stock.
     Our board of directors is divided into three classes, with the term of the directors in each class expiring every third year. At each annual meeting of stockholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. After election, a director may only be removed by our stockholders for cause. Election of directors for staggered terms with limited rights to remove directors makes it more difficult for a hostile bidder to acquire control of us. The existence of this provision may negatively impact the price of our securities and may discourage third-party bids to acquire our securities. This provision may reduce any premiums paid to stockholders in a change in control transaction.
We may not qualify as a REIT for federal income tax purposes, which would subject us to federal income tax on our taxable income at regular corporate rates, thereby reducing the amount of funds available for paying distributions to our stockholders.
     We have historically operated and intend to continue to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes. Our qualification as a REIT depends on our ability to meet various requirements set forth in the Internal Revenue Code concerning, among other things, the ownership of our outstanding common stock, the nature of our assets, the sources of our income and the amount of our distributions to our stockholders. The REIT qualification requirements are extremely complex, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we will be successful in operating so as to qualify as a REIT. At any time new laws, interpretations or court decisions may change the federal tax laws relating to, or the federal income tax consequences of, qualification as a REIT. It is also possible that future economic, market, legal, tax or other considerations may cause our board of directors to revoke our REIT election, which it may do without stockholder approval.
     If we lose or revoke our REIT status, we will face serious tax consequences that will substantially reduce the funds available for distribution to you because:
•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income, we would be subject to federal income tax at regular corporate rates and we might need to borrow money or sell assets in order to pay any such tax;

•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under statutory provisions, we would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify.
     In addition, if we fail to qualify as a REIT, all distributions to stockholders would be subject to tax to the extent of our current and accumulated earnings and profits, provided that the federal income tax rate on the taxable portion of such distributions is limited to 15% through 2008. If we were taxed as a regular corporation, corporate distributees might be eligible for the dividends received deduction , but we would not be required to make distributions to stockholders.
     On October 22, 2004, the President signed into law the American Jobs Creation Act, which amended certain rules relating to REITs. The American Jobs Creation Act revised the following REIT rules:
•	If we fail to satisfy the 95% gross income test after our 2004 taxable year, as described under “Failure to make required distributions would subject us to tax,” but nonetheless continue to qualify as a REIT because we meet other requirements, we will be subject to a 100% tax on the excess of 95% (rather than 90%) of our gross income over our qualifying income.

•	For purposes of the 10% value test (i.e., the requirement that we not own more than 10% of the value of the securities of any issuer other than a Taxable REIT Subsidiary, or “TRS,” or another REIT), the exception for certain “straight debt” securities includes debt subject to the following contingencies:
•	a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice. In addition to straight debt securities, loans to individuals and estates, securities issued by REITs, and accrued obligations to pay rent will not be considered securities for purposes of the 10% value test.

•	For purposes of the 10% value test, holding a de minimis amount of an issuer’s securities that do not qualify for the straight debt safe harbor (either directly or through a TRS) will not prevent straight debt of a partnership or corporation from qualifying for the safe harbor. Specifically, we or a controlled TRS in which we own more than 50% of the voting power or value of the stock could hold such non-straight debt securities with a value of up to 1% of a partnership’s or corporation’s outstanding securities. There is no limitation on the amount of an issuer’s securities that a non-controlled TRS can own.

•	In the event that, at the end of a calendar quarter after our 2004 taxable year, more than 5% of our assets are represented by the securities of one issuer, or we own more than 10% of the voting power or value of the securities of any issuer, we will not lose our REIT status if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure.

•	In the event of a more than de minimis failure of any of the asset tests after our 2004 taxable year, as long as the failure is due to reasonable cause and not to willful neglect, we will not lose our REIT status if we (i) dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure and (ii) pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

•	In the event that we fail to satisfy a REIT requirement after our 2004 taxable year, other than a gross income or asset test, we will not lose our REIT status but will incur a penalty of $50,000 for each reasonable cause failure to satisfy such a requirement.

•	After our 2004 taxable year, “hedging transaction” will mean any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets. We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated or entered into. Income and gain from hedging transactions will be excluded from gross income for purposes of the 95% gross income test (but not the 75% gross income test). Income and gain from hedging transactions will continue to be nonqualifying income for purposes of the 75% gross income test.

•	For non-United States shareholders of our publicly traded shares, including our common shares, capital gain distributions occurring after our 2004 taxable year that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a United States real property interest, as long as the non-United States shareholder does not own more than 5% of that class of our shares of beneficial interest during the taxable year.
     The provisions described above relating to the expansion of the “straight debt” safe harbor, the addition of securities that would be exempt from the 10% value test and the treatment of rent paid by a TRS apply to taxable years beginning after December 31, 2000. All other provisions apply for taxable years beginning after our 2004 taxable year.
We have not sought a ruling from the Internal Revenue Service that we qualify as a REIT, nor do we intend to do so in the future.
     An IRS determination that we do not qualify as a REIT would deprive our stockholders of the tax benefits of our REIT status only if the IRS determination is upheld in court or otherwise becomes final. To the extent that we challenge an IRS determination that we do not qualify as a REIT, we may incur legal expenses that would reduce our funds available for distribution to our stockholders.

     As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and would adversely affect the value of our common stock.
Failure to make required distributions or to satisfy certain income requirements would subject us to tax.
     In order to qualify as a REIT, each year we must distribute to our stockholders at least 90% of our taxable income, other than any net capital gains. To the extent that we satisfy the distribution requirement but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any year are less than the sum of:
•	85% of our ordinary income for that year;

•	95% of our capital gain net income for that year; and

•	100% of our undistributed taxable income from prior years.
     In addition, each year at least 95% of our gross income must be derived from passive sources in real estate and securities, and at least 75% of our gross income must be derived from real estate sources. Beginning in 2005, if we fail to satisfy either of these gross income tests, but nonetheless continue to qualify as a REIT because we meet certain other requirements, we will incur a tax of up to 100% on the greater of the excess of 95% of our gross income over the amount of our qualifying income, or the excess of 75% of our gross income over the amount of our qualifying income.
     We intend to pay out our income to our stockholders in a manner intended to satisfy the distribution requirement applicable to REITs and to satisfy the foregoing gross income tests and, thus, avoid corporate income taxes and the 4% excise tax. Differences in timing between the recognition of income and the related cash receipts or the effect of required debt amortization payments could require us to borrow money or sell assets to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. In the future, we may borrow funds to pay distributions to our stockholders and the limited partners of our Operating Partnership. Any funds that we borrow would subject us to interest rate and other market risks.
The IRS may treat sale-leaseback transactions as loans, which could jeopardize our REIT status.
     The IRS may take the position that specific sale-leaseback transactions we are treating as true leases are not true leases for federal income tax purposes but are, instead, financing arrangements or loans. If a sale-leaseback transaction were so recharacterized, we might fail to satisfy the asset or income tests required for REIT qualification and consequently lose our REIT status effective with the year of recharacterization. In addition, the amount of our REIT taxable income could be recalculated which could cause us to fail the distribution test for REIT qualification.
In order to maintain our REIT status, we may be forced to forego attractive investment opportunities, thereby hindering or delaying our meeting our investment objectives and potentially lowering returns to our stockholders.
     The satisfaction of REIT qualification standards is an ongoing process and requires continuous monitoring of, among other things, the sources of our income, the nature of our assets and the amounts we distribute to our stockholders. We may, for example, be required to make distributions to stockholders at times when it would be more advantageous to invest in new business opportunities or when we do not have funds readily available for distribution. Our continuing compliance with the requirements for REIT qualification may, therefore, hinder our ability to operate solely in the interest of maximizing our profits.

Legislative or regulatory action could adversely affect investors.
     In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments in REIT shares. Additional changes to tax laws are likely to continue to occur in the future, and we cannot assure you that any such changes will not adversely affect the taxation of our stockholders. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our properties.
There are special considerations for pension or profit-sharing trusts, Keogh Plans or individual retirement accounts whose assets are being invested in our common stock.
     If you are investing the assets of a pension, profit-sharing, Section 401(k), Keogh or other retirement plan, IRA or benefit plan in us, you should consider:
•	whether your investment is made in accordance with the documents governing the plan or IRA, including the plan’s investment policies;

•	whether your investment is consistent with the applicable provisions of the Employee Retirement Income Security Act (ERISA) or the Internal Revenue Code governing standards of prudence and diversification of the plan’s or IRA’s investments;

•	Whether your investment will impair the liquidity of the plan or IRA;

•	whether your investment will produce unrelated business taxable income, referred to as UBTI, to the plan or IRA; and

•	your need to value the assets of the benefit plan or IRA annually.
     A failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and/or criminal penalties and can also subject the plan’s or IRA’s fiduciary to certain equitable remedies. In addition, while we do not believe under current ERISA law and regulations that our assets would be treated as “plan assets” for purposes of ERISA, if our assets were considered to be plan assets, the management of our assets would be subject to ERISA and/or Section 4975 of the Internal Revenue Code, and some of the transactions we have entered into with our Adviser and its affiliates could be considered “prohibited transactions” which could cause a plan’s fiduciary, us, our Adviser and its affiliates to be subject to liabilities and excise taxes. In addition, our officers and directors, our Adviser and its affiliates could be deemed to be fiduciaries under ERISA and subject to other conditions, restrictions and prohibitions under Part 4 of Title I of ERISA. Even if our assets are not considered to be plan assets, a prohibited transaction could occur if we or any of our affiliates is a fiduciary (within the meaning of ERISA) with respect to a purchase by a benefit plan and, therefore, unless an administrative or statutory exemption applies, in the event such persons are fiduciaries (within the meaning of ERISA) with respect to your benefit plan, shares should not be purchased.
If our Operating Partnership fails to maintain its status as a partnership for federal income tax purposes, its income may be subject to taxation.
     We intend to maintain the status of our Operating Partnership as a partnership for federal income tax purposes. As we currently hold all of the ownership interests in our Operating Partnership, it is currently disregarded for income tax purposes. We intend that it will qualify as a partnership for income tax purposes upon the admission of additional partners. However, if the IRS were to successfully challenge the status of our Operating Partnership as a partnership, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that our Operating Partnership could make to us. This could also result in our losing REIT status and becoming subject to a corporate level tax on our own income. This would substantially reduce our cash available to pay distributions and the return on your investment. In addition, if any of the entities through which our Operating Partnership owns its properties, in whole or in part, loses its characterization as a partnership for federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to our Operating Partnership. Such a recharacterization of an underlying property owner could also threaten our ability to maintain REIT status.

The market price and trading volume of our securities may be volatile.
     The market price of our common and preferred stock may be highly volatile and subject to wide fluctuations and the trading volume in our common and preferred stock may fluctuate and cause significant price variations to occur. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our securities include:
•	price and volume fluctuations in the stock market from time to time, which are often unrelated to the operating performance of particular companies;

•	significant volatility in the market price and trading volume of shares of REITs, real estate companies or other companies in our sector, which is not necessarily related to the performance of those companies;

•	price and volume fluctuations in the stock market as a result of terrorist attacks, or speculation regarding future terrorist attacks, in the United States or abroad;

•	price and volume fluctuations in the stock market as a result of involvement of the United States in armed hostilities, or uncertainty regarding United States involvement in such activities;

•	actual or anticipated variations in our quarterly operating results or distributions;

•	changes in our funds from operations or earnings estimates or the publication of research reports about us or the real estate industry generally;

•	increases in market interest rates that lead purchasers of our shares of securities to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to our anticipated level of debt or any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community;

•	changes in regulatory policies or tax guidelines, particularly with respect to REITs;

•	loss of REIT status for federal income tax purposes;

•	loss of a major funding source; and

•	general market and economic conditions.
Sales of substantial amounts of our common stock in the public market, including by our optionholders as a result of our recent acceleration of vesting of all outstanding options, coupled with the expiration dates of our outstanding options, may have an adverse effect on the market price of our common stock.
     As of June 30, 2006, we had 7,816,972 shares of common stock outstanding, of which 7,411,724 were freely tradable without restriction. The remaining 405,248 shares were held by employees of our Adviser, and our officers and directors, most of which were purchased upon exercise of stock options and all of which may currently be resold publicly in compliance with the volume limitations and other restrictions of Rule 144 of the Securities Act. On April 12, 2006, we filed a registration statement to register for public resale of 916,000 shares under our 2003 Plan. Subsequent to the filing of this registration statement, all of these shares are now freely tradable without restriction.

     Further, if the Proposed Agreement becomes effective, the 2003 Plan will be terminated. The Proposed Agreement will not become effective until all outstanding options under the 2003 Plan are terminated or exercised. In connection with the implementation of the Proposed Agreement, we have accelerated the vesting of all unvested stock options, and will seek agreement from all holders of these options to accelerate the termination of all options to December 31, 2006. As of June 30, 2006, there are 771,028 outstanding options under the 2003 Plan, and no further options will be granted. Since our shares underlying these stock options have been registered under the Securities Act, upon exercise, the holders of these options will be able to publicly resell their shares without restriction, and if our offer to amend the terms of all options is accepted, they may choose to exercise within a limited period of time prior to December 31, 2006.
     Sales of substantial amounts of our common stock in the public market, pursuant to such registration statement, such option exercises, under Rule 144 or otherwise, or even the availability of such shares for sale, could result in significant downward pressure on the market price for our common stock. This would be particularly the case if a significant number of option holders elect not to “buy and hold,” but rather seek to monetize their option holdings (e.g., through a broker-assisted cashless exercise). If this occurs, it could impair our ability to raise additional capital through the sale of equity securities should we desire to do so.
The Proposed Agreement could have a material adverse effect on our results of operations.
     Under our current advisory agreement with our Adviser, we are responsible for all of the expenses that our Adviser incurs for our benefit on a pass-through basis. Under the terms of the Proposed Agreement with our Adviser, we would be required to pay our Adviser an annual base management fee equal to 2% of our stockholders’ equity (less the recorded value of preferred stock, and adjusted to exclude the effect of any unrealized gains, losses or other items that do not affect realized net income). The Proposed Agreement also provides for an incentive fee that we would be required to pay to our Adviser if our performance reaches certain benchmarks. Additionally, if the Proposed Agreement is implemented, we will also implement the Administration Agreement with Gladstone Administration, LLC, which would require us to reimburse Gladstone Administration for our allocable portion of its overhead expenses, including rent, and our allocable portion of the salaries and benefits expenses of our chief financial officer, treasurer, chief compliance officer, controller and their respective staffs.
     While we expect that the base management fee and payments under the Administration Agreement collectively would approximate the level of payments that we have historically made to our Adviser under our existing advisory agreement, we believe that, if our performance reaches the performance benchmarks set forth in the Proposed Agreement, the incentive fees provided for under the Proposed Agreement will likely have the effect of increasing our total operating expenses. The incentive fee compensation to our Adviser is intended to replace the 2003 Plan, and we do not intend to implement the Proposed Agreement until all outstanding options have been either exercised or terminated. We believe that our stockholders will experience benefits as a result of the termination of the 2003 Plan and the elimination of outstanding options, including the removal of the dilutive effects of the options and the avoidance of non-cash charges related to stock options under recently adopted accounting rules. Nevertheless, the benefits experienced by our stockholders as a result of the termination of our 2003 Plan may be outweighed by the additional payments that we incur under the Proposed Agreement, which could have a material adverse impact on our results of operations and reduce the cash available to make distributions to our stockholders.
Our incentive fee may induce our adviser to make certain investments, including speculative investments.
     If our offer to amend the terms of all outstanding 2003 Plan options is accepted and the Proposed Agreement becomes effective, the Proposed Agreement will implement a management compensation structure that may cause our Adviser to invest in high risk investments or take other risks. In addition to its management fee, our Adviser will be entitled under the Proposed Agreement to receive incentive compensation based in part upon our achievement of specified levels of income. In evaluating real estate investments and other management strategies, the opportunity to earn incentive compensation based on FFO may lead our Adviser to place undue emphasis on the maximization of FFO, at the expense of other criteria, such as preservation of capital, maintaining sufficient liquidity, or management of credit risk or market risk, in order to achieve higher incentive compensation. Real estate investments that may have higher yield potential, such as leases to tenants or mortgages extended to borrowers with higher risk ratings, are generally riskier or more speculative. This could result in increased risk to the value of our real estate portfolio.

We may be obligated to pay our Adviser incentive compensation even if we incur a loss.
     If our offer to amend the terms of all outstanding 2003 Plan options is accepted and the Proposed Agreement becomes effective, our Adviser will be entitled to incentive compensation based on our FFO which would reward the Adviser if our quarterly FFO (before giving effect to any incentive fee) exceeds 1.75% (7% annualized) of our total stockholders’ equity (less the recorded value of any preferred stock). Our pre-incentive fee FFO for incentive compensation purposes excludes the effect of any unrealized gains, losses or other items that do not affect realized net income that we may incur in the fiscal quarter, even if such capital losses result in a net loss on our statement of operations for that quarter. Thus, we may be required to pay our Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or we incur a net loss for that quarter.
An increase in market interest rates may have an adverse effect on the market price of our securities.
     One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher distribution yield on our securities or seek securities paying higher dividends or interest. The market price of our securities likely will be based primarily on the earnings that we derive from rental income with respect to our properties, interest earned on our mortgage loans and our related distributions to stockholders, and not from the underlying appraised value of the properties themselves. As a result, interest rate fluctuations and capital market conditions are likely to affect the market price of our securities, and such effects could be significant. For instance, if interest rates rise without a corresponding increase in our distribution rate, the market price of our common stock could decrease because potential investors may require a higher distribution yield on our common stock as market rates on interest-bearing securities, such as bonds, rise.
USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of our common stock by the selling stockholders. We will receive proceeds from the selling stockholders upon their exercise of options to acquire the common stock being offered hereunder. Because the timing of our receipt of these proceeds is uncertain, we have no specific plan for their use.

SELLING STOCKHOLDERS
     The shares of our common stock to which this reoffer prospectus relates are being registered for reoffers and resales by the selling stockholders, who acquired or may acquire shares of common stock pursuant to the 2003 Plan. The selling stockholders may resell all, a portion or none of these shares of common stock from time to time. The following table sets forth with respect to each selling stockholder, based upon information available to us as of June 31, 2006, the name of such selling stockholder, the number of shares beneficially owned, the number of shares offered by this reoffer prospectus and the number and percent of shares of common stock owned after this offering, assuming the sale of all of the shares offered hereby. The ownership amounts set forth in the table also include shares underlying options that have been granted and are exercisable within 60 days, which ownership amounts, following the recent acceleration of vesting of all outstanding options under the 2003 Plan, include all stock options held by the selling stockholders. Applicable percentages are based on 7,816,972 shares outstanding on June 30, 2006, adjusted as required by rules promulgated by the SEC.

			Shares Beneficially
	Number of Shares		Owned After
	Beneficially	Maximum Number	the Offering (2)
Name	Owned (1)	of Shares Offered	Number	Percentage
David Gladstone (3)	364,423	200,000	164,423	2.1%
Terry Lee Brubaker (4)	157,059	130,000	27,059	*
George Stelljes III (5)	138,270	130,000	8,270	*
Harry Brill (6)	35,390	35,000	390	*
David A.R. Dullum (7)	31,450	26,450	5,000	*
Anthony W. Parker (8)	34,147	30,000	4,147	*
Michela A. English (9)	31,133	30,000	1,133	*
Paul W. Adelgren (10)	30,000	30,000	0	*
Maurice W. Coulon (11)	31,000	30,000	1,000	*
John H. Outland (12)	30,000	30,000	0	*

*	Less than 1%
(1)  Beneficial ownership information in this table is based upon information supplied by the selling stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and dispositive power with respect to the shares indicated as beneficially owned.
(2)  Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, only an estimate (assuming the selling stockholder sells all of the shares offered hereby) can be given as to the number of shares that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the dates on which they provided the information regarding their beneficially ownership, some or all of the shares of common stock set forth opposite their names in the table above in transactions exempt from the registration requirements of the Securities Act.
(3)  Mr. Gladstone is our chief executive officer and chairman of our board of directors and has served in such capacities since our inception. Mr. Gladstone is also the chief executive officer and chairman of the board of directors of our Adviser and our affiliated companies Gladstone Capital Corporation, Gladstone Investment Corporation and Gladstone Land Corporation. Number of shares beneficially owned includes 200,000 shares underlying options that are exercisable within 60 days of the date of this reoffer prospectus. Maximum number of shares offered consists of 200,000 shares that may be deemed to be “control securities” under the Securities Act that Mr. Gladstone may acquire pursuant to the 2003 Plan upon exercise of outstanding options.

(4)   Mr. Brubaker is our president and chief operating officer and has served as an executive officer and director since our inception. Mr. Brubaker is also president and chief operating officer of our Adviser. Mr. Brubaker is also vice chairman and chief operating officer of our affiliated companies, Gladstone Capital Corporation and Gladstone Investment Corporation. Number of shares beneficially owned includes 130,000 shares underlying options that are exercisable within 60 days of the date of this reoffer prospectus, and 19,009 shares held by Mr. Brubaker’s spouse as to which Mr. Brubaker disclaims beneficial ownership. Maximum number of shares offered consists of 130,000 shares that may be deemed to be “control securities” under the Securities Act that Mr. Brubaker may acquire pursuant to the 2003 Plan upon exercise of outstanding options.
(5)   Mr. Stelljes is our president and chief investment officer. He has served as an executive officer since our inception. Mr. Stelljes is also the president, chief investment officer and a director of our Adviser, and of our affiliated companies, Gladstone Capital Corporation and Gladstone Investment Corporation. Number of shares beneficially owned includes 130,000 shares underlying options that are exercisable within 60 days of the date of this reoffer prospectus. Maximum number of shares offered consists of 130,000 shares that may be deemed to be “control securities” under the Securities Act that Mr. Stelljes may acquire pursuant to the 2003 Plan upon exercise of outstanding options.
(6)   Mr. Brill has served as our chief financial officer since our inception. Mr. Brill is also chief financial officer of our Adviser and our affiliated companies, Gladstone Capital Corporation and Gladstone Investment Corporation. Number of shares beneficially owned includes 35,000 shares underlying options that are exercisable within 60 days of the date of this reoffer prospectus. Maximum number of shares offered consists of 35,000 shares that may be deemed to be “control securities” under the Securities Act that Mr. Brill may acquire pursuant to the 2003 Plan upon exercise of outstanding options.
(7)   Mr. Dullum has served as a director since August 2003. Number of shares beneficially owned includes 26,450 shares underlying options that are exercisable within 60 days of the date of this reoffer prospectus. Maximum number of shares offered consists of 26,450 that Mr. Dullum may acquire upon exercise of outstanding options.
(8)   Mr. Parker has served as a director since August 2003. Number of shares beneficially owned includes 30,000 shares underlying options that are exercisable within 60 days of the date of this reoffer prospectus. Maximum number of shares offered consists of 30,000 shares that Mr. Parker may acquire upon exercise of outstanding options.
(9)   Ms. English has served as a director since August 2003. Number of shares beneficially owned includes 30,000 shares underlying options that are exercisable within 60 days of the date of this reoffer prospectus. Maximum number of shares offered consists of 30,000 shares that Ms. English may acquire upon exercise of outstanding options.
(10) Mr. Adelgren has served as a director since August 2003. Number of shares beneficially owned includes 30,000 shares underlying options that are exercisable within 60 days of the date of this reoffer prospectus. Maximum number of shares offered consists of 30,000 shares that Mr. Adelgren may acquire upon exercise of outstanding options.
(11) Mr. Coulon has served as a director since August 2003. Number of shares beneficially owned includes 30,000 shares underlying options that are exercisable within 60 days of the date of this reoffer prospectus. Maximum number of shares offered consists of 30,000 shares that Mr. Coulon may acquire upon exercise of outstanding options.
(12) Mr. Outland has served as a director since December 2003. Number of shares beneficially owned includes 30,000 shares underlying options that are exercisable within 60 days of the date of this reoffer prospectus. Maximum number of shares offered consists of 30,000 shares that Mr. Outland may acquire upon exercise of outstanding options.

PLAN OF DISTRIBUTION
     The shares of common stock covered by this reoffer prospectus are being registered on behalf of the selling stockholders. We will receive no proceeds from this offering. As used herein, “selling stockholders” includes donees, pledges, transferees or other successors-in-interest selling shares received after the date of this reoffer prospectus from a named selling stockholder as a gift, pledge or other non-sale transfer.
     The selling stockholders have informed us that, as of the date of this reoffer prospectus, they have no present intention to sell any of the shares covered by this reoffer prospectus. However, certain of the selling stockholders have indicated a desire to pledge their shares as collateral to secure indebtedness. As a result of the Sarbanes-Oxley Act of 2002, we are no longer permitted to extend or maintain credit, arrange for the extension of credit or to renew an existing credit arrangement to any of our executive officers or directors. This effectively prohibits us from entering into new loans with certain of the selling stockholders in connection with their exercise of outstanding options and also prohibits us from refinancing existing loans that we made to certain of the selling stockholders in connection with their option exercises prior to the effective date of the Sarbanes-Oxley Act. Accordingly, we are registering these shares for resale, in part, to benefit selling stockholders who may wish to use their shares as collateral to secure loans from broker-dealers or other third party lenders. We believe that by registering the shares for resale, the selling stockholders will likely be able to receive loans from such third parties on terms that are more favorable than they would receive if the shares were not yet eligible for public resale or were merely eligible for public resale under Rule 144.
     The selling stockholders may sell shares of common stock from time to time as follows (if at all):
•	to or through underwriters, brokers or dealers;

•	directly to one or more other purchasers;

•	through agents on a best-efforts basis; or

•	otherwise through a combination of any of these methods of sale.
     If the selling stockholders sell shares of common stock through underwriters, dealers, brokers or agents, those underwriters, dealers, brokers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares of common stock.
     The shares of common stock may be sold from time to time:
•	in one or more transactions at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

These sales may be effected:

•	in transactions on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;

•	in transactions in the over-the-counter market;

•	in block transactions in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	in transactions otherwise than on exchanges or services or in the over-the-counter market;

•	through the writing of options; or

•	through other types of transactions.
     The selling stockholders may also enter into pledge arrangements with broker-dealers or other third party lenders, whereby the selling stockholders may grant a security interest in their shares as collateral to secure indebtedness received from such third party.
     In connection with sales of common stock or otherwise, the selling stockholders may enter into hedging transactions with brokers-dealers or others, who may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may, to the extent permissible by law, sell short the common stock and may deliver this reoffer prospectus in connection with short sales and use the shares of common stock covered by the reoffer prospectus to cover these short sales. In addition, any shares of common stock covered by this reoffer prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or another available exemption. There can be no assurance that the selling stockholders will sell any or all of the shares offered by them hereunder or otherwise.
     At the time a particular offering of shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers. To our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares offered hereby, and we are not required to enter into any agreements to permit an underwritten offering of the shares of common stock offered by this reoffer prospectus. In addition, upon notification by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, we will file a prospectus supplement.
     The selling stockholders and any underwriters, dealers, brokers or agents who participate in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.
     The selling stockholders and any other person participating in a distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M which may limit the timing of purchases and sales of shares of common stock by the selling stockholders and any other person participating in the distribution. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.
     All expenses incurred in connection with the registration of the shares, including printer’s and accounting fees and the fees, disbursements and expenses of our counsel will be borne by us. Commissions and discounts, if any, attributable to the sales of the shares of common stock will be borne by the selling stockholders. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS
     The legality of the securities offered hereby will be passed upon for us by Cooley Godward LLP, Reston, Virginia.
EXPERTS
     The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II
OTHER INFORMATION
Item 3. Incorporation of Documents by Reference.
     The SEC allows us to “incorporate by reference” information into this registration statement. The information incorporated by reference is deemed to be part of the registration statement, except for any information superseded by information in the registration statement or a document subsequently filed by us. This registration statement incorporates by reference the following documents that we have previously filed with the SEC:

Filings of Gladstone Capital Corporation	Date of Filing
Annual Report on Form 10-K for the fiscal year ended December 31, 2005	February 28, 2006
Quarterly Report on Form 10-Q for the quarter ended March 31, 2006	May 2, 2006
Current Reports on Form 8-K	January 19, 2006, February 1, 2006, February 24, 2006, March 22, 2006, April 13, 2006 and June 30, 2006
     We also incorporate by reference the description of our common stock contained in our Registration Statement on Form 8-A (Registration No. 0-50363) filed with the SEC pursuant to Section 12 of the Exchange Act on August 12, 2003 and as updated in any amendment or report filed for such purpose. In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering, shall be deemed to be incorporated by reference into this registration statement.
Item 4. Description of Securities.
     Not applicable.
Item 5. Interest of Named Experts and Counsel.
     The legality of the shares offered hereby will be passed upon for us by Cooley Godward LLP, Reston, Virginia.
Item 6. Indemnification of Officers and Directors.
     Maryland law permits a Maryland corporation to include in its articles of incorporation a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty which is established by a final judgment and which is material to the cause of action. The Company’s articles of incorporation contain such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.
     The Company’s articles of incorporation authorize it, to the maximum extent permitted by Maryland law, to obligate the Company to indemnify any present or former director or officer or any individual who, while a director or officer of the Company and at the request of the Company, serves or has served another corporation, real estate investment trust, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, member or director, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service as a present or former director or officer of the Company and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Company’s bylaws obligate it, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of the Company and at the request of the Company, serves or has served another corporation, real estate investment trust, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, member or director and who is made a party to the proceeding by reason of his service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service as a present or former director or officer of the Company and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The articles of incorporation and bylaws also permit the Company to indemnify and advance expenses to any individual who served a predecessor of the Company in any of the capacities described above and any employee or agent of the Company or a predecessor of the Company.

     Maryland law requires a corporation (unless its articles of incorporation provide otherwise, which the Company’s articles of incorporation do not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
Item 7. Exemption from Registration Claimed.
     Not applicable.

Item 8. Exhibits.

Exhibit
Number	Description
4.1+	Amended and Restated Articles of Incorporation (previously filed and incorporated by reference from the Company’s Registration Statement on Form S-11 (File No. 333-106024) filed on June 11, 2003).

4.2+	Bylaws (previously filed and incorporated by reference from the Company’s Registration Statement on Form S-11 (333-106024) filed on June 11, 2003).

4.3+	Specimen Stock Certificate (previously filed and incorporated by reference from Pre-effective Amendment No. 3 to the Company’s Registration Statement on Form S-11 (333-106024) filed on August 8, 2003).

4.4+	2003 Equity Incentive Plan, as amended (previously filed and incorporated by reference from Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-11 (333-106024) filed on July 22, 2003).

4.5+	Amendment No. 2 to the 2003 Equity Incentive Plan (previously filed and incorporated by reference from the Company’s Form 10-K (File No. 000-50363) filed on March 8, 2005).

5.1+	Opinion of Cooley Godward LLP.

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2+	Consent of Cooley Godward LLP (included in Exhibit 5.1).

24.1+	Power of Attorney (included on the signature page of the Registration Statement).

+	Previously filed.

*	Filed herewith.
Item 9. Undertakings.
(a) The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:
     (i) include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement; and
     (iii) include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;
provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” that are incorporated by reference in the Registration Statement.
     (2) That, for the purpose of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of McLean, in the Commonwealth of Virginia, on the 11th day of July, 2006.

GLADSTONE COMMERCIAL CORPORATION

By:	/s/ DAVID GLADSTONE
David Gladstone
Chairman of the Board and Chief Executive Officer
     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form S-8 has been signed by the following persons in the capacities indicated on July 11, 2006.

Signature	Title
* David Gladstone	Chairman of the Board and Chief Executive Officer (principal executive officer)

*
Terry Brubaker	President, Chief Operating Officer and Director

*
Harry Brill	Chief Financial Officer (principal financial and accounting officer)

*
George Stelljes III	Executive Vice President and Chief Investment Officer

*
David A. R. Dullum	Director

*
Anthony W. Parker	Director

*
Michela A. English	Director

*
Paul W. Adelgren	Director

*
Maurice W. Coulon	Director

*
John H. Outland	Director

*
Gerard Mead	Director

* By	/s/ DAVID GLADSTONE David Gladstone (attorney-in-fact)

EXHIBIT LIST

Exhibit
Number	Description
4.1+	Amended and Restated Articles of Incorporation (previously filed and incorporated by reference from the Company’s Registration Statement on Form S-11 (File No. 333-106024) filed on June 11, 2003).

4.2+	Bylaws (previously filed and incorporated by reference from the Company’s Registration Statement on Form S-11 (333-106024) filed on June 11, 2003).

4.3+	Specimen Stock Certificate (previously filed and incorporated by reference from Pre-effective Amendment No. 3 to the Company’s Registration Statement on Form S-11 (333-106024) filed on August 8, 2003).

4.4+	2003 Equity Incentive Plan, as amended (previously filed and incorporated by reference from Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-11 (333-106024) filed on July 22, 2003).

4.5+	Amendment No. 2 to the 2003 Equity Incentive Plan (previously filed and incorporated by reference from the Company’s Form 10-K (File No. 000-50363) filed on March 8, 2005).

5.1+	Opinion of Cooley Godward LLP.

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2+	Consent of Cooley Godward LLP (included in Exhibit 5.1).

24.1+	Power of Attorney (included on the signature page of the Registration Statement).

+	Previously filed.

*	Filed herewith.